UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          NetLive Communications, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    64114210
                    -----------------------------------------
                                 (CUSIP Number)


Mr. Owen May                           With a copy to:
May Davis Group, Inc.                  Morris Orens, Esq.
Wall Street Tower                      Shereff, Friedman, Hoffman & Goodman, LLP
20 Exchange Place                      919 Third Avenue
New York, New York 10005               New York, New York 10022
(212) 480-2710                         (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 28, 1997
                    -----------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 64114210                                           Page 2 of ___ Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          May Davis Group, Inc.         (13-373-5598)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES                     11,600
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8    SHARED VOTING POWER
    EACH                      0
  REPORTING         ------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH                      11,600
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              11,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                              CO; BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 64114210                                           Page 3 of ___ Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Owen May
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES                     0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8    SHARED VOTING POWER
    EACH                      11,600
  REPORTING         ------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH                      0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              11,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              11,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 64114210                                           Page 4 of ___ Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Dibo Attar
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Italy
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES                     0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8    SHARED VOTING POWER
    EACH                      555,000
  REPORTING         ------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH                      0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              555,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              555,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              17.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 64114210                                           Page 5 of ___ Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Dennis Sal
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
  NUMBER OF         7    SOLE VOTING POWER
   SHARES                     90,000
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8    SHARED VOTING POWER
    EACH                      0
  REPORTING         ------------------------------------------------------------
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH                      90,000
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              90,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              3.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

     The class of equity security to which this Statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $.0001 per share (the "Common Stock") of NetLive Communications, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 584 Broadway, New York, New York 10012.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by May Davis Group, Inc., a Delaware corporation ("May Davis"); Owen May; Dibo Attar; and Dennis Sal (individually, a "Reporting Person" and collectively, the "Reporting Persons"), who collectively may be deemed a group beneficially owning more than 5% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b) (c) May Davis is a privately held corporation which is principally engaged in the investment banking and brokerage business. Mr. May is Chairman and Chief Executive Officer of May Davis and a member of the Board of Directors of May Davis. Information regarding the directors and executive officers of May Davis is attached hereto as Annex 1 which annex is incorporated herein by reference. The principal business address and principal office address of May Davis and the business address of Mr. May is Wall Street Tower, 20 Exchange Place, New York, New York 10005. Mr. Attar's principal occupation is a private investor. The principal business address of Mr. Attar is 4900 Woodway, Suite 650, Houston, Texas 77056. Mr. Sal's principal occupation is President and Chief Executive Officer of DRG Services, Inc., a management consulting/computer services entity. The principal business address of DRG Services, Inc. and Mr. Sal is 15700 West Ten Mile, Suite 112, Southfield, Michigan 48075.

     (d) (e) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons listed on Annex 1 attached hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. May and Sal is a citizen of the United States of America and, to the best knowledge of each of the Reporting Persons, each of the persons listed on Annex 1 attached hereto is a citizen of the United States of America. Mr. Attar is a citizen of Italy.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock owned by the Reporting Persons were acquired at an aggregate cost of $497,412.

     The 11,600 shares of Common Stock beneficially owned by May Davis were purchased for its trading account (which has been active since the Company's initial public offering in August 1996) with general working capital of May Davis for an aggregate purchase price of $84,912.

     Of the 90,000 shares of Common Stock beneficially owned by Mr. Sal, 50,000 of such shares were acquired in a private placement by the Company in March 1996 in which Mr. Sal was issued a $100,000 bridge note, certain warrants to purchase shares of Common Stock (which warrants were subsequently sold by Mr. Sal) and such 50,000 shares of Common Stock in consideration of Mr. Sal's $100,000 investment, the source of which was his personal funds. The bridge note has been fully paid by the Company. In a private placement by the Company in April 1996, Mr. Sal purchased an additional 40,000 shares of Common Stock for $100,000, the source of which was Mr. Sal's personal funds.

     None of the persons listed in Annex 1 attached hereto has contributed any funds or other consideration towards the acquisition of the Common Stock by any of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons initially acquired the Common Stock owned by them for investment purposes. Presently, the Reporting Persons also hold the Common Stock in order to commence and support a consent solicitation with respect to the removal of the present members of the Board of Directors from their positions as directors of the Company and any other person or persons elected or designated by any such directors to fill any vacancy or newly created directorship; and to replace such directors with nominees to be selected by the Reporting Persons.

     Subject to applicable legal requirements and the factors referred to below, the Reporting Persons may, from time to time, purchase additional shares of Common Stock in open market or privately negotiated transactions. In determining whether to purchase additional shares, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and of stockholders to the Reporting Persons' ownership of Common Stock and/or the commencement of a consent solicitation as described herein, the price and availability of shares of Common Stock, other investment and business opportunities available to each of the Reporting Persons, developments with respect to the Reporting Person's businesses, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine at any time to dispose of all or a portion of their shares of Common Stock. Except as described in Item 6, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate, and, to the knowledge of each of the Reporting Persons, each of the persons listed on Annex 1 attached hereto may make the same evaluation and may have the same reservation.

     Except as set forth in this Item 4, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Annex 1 hereto, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons, in the aggregate, beneficially own 656,600 shares of Common Stock, or approximately 20.8% of the shares of the Common Stock outstanding (which for purposes of this calculation includes 500,000 shares subject to currently exercisable warrants). All percentages of shares of Common Stock beneficially owned by the Reporting Persons are based on the 2,650,000 shares of Common Stock outstanding as of February 14, 1997, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1996.

     May Davis beneficially owns, directly, 11,600 shares of Common Stock, or 0.4% of the outstanding Common Stock. May Davis is the record holder of certain shares of Common Stock beneficially owned by brokerage customers of May Davis, and such shares have been excluded from the number of shares reported herein as beneficially owned by May Davis. May Davis may direct the vote of such securities, without instruction, on other than contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, but is otherwise precluded from voting such shares without instruction.

     Owen May, who is the Chairman and Chief Executive Officer, and a director, of May Davis is the beneficial owner of approximately 37% of May Davis's outstanding common stock, and thus may be deemed to control May Davis. Accordingly, Mr. May may be deemed the beneficial owner of the 11,600 shares of Common Stock owned by May Davis. The disclosure of this information shall not be construed as an admission that Mr. May is the beneficial owner of any of the Common Stock owned by May Davis either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Mr. Attar beneficially owns, directly, no shares of Common Stock. Mr. Attar is an adviser to seven investment funds (the "Funds") which beneficially own, directly, an aggregate of 213,600 shares or 8.1% of the outstanding Common Stock. The Funds also beneficially own, directly, warrants to purchase 1,000,000 shares of Common Stock. Such Warrants are currently exercisable at $5.50 per share. Each of four such Funds which beneficially own in the aggregate 55,000 shares or 2.1% of the outstanding Common Stock, and warrants to purchase 500,000 shares or 15.9% of the outstanding Common Stock (which for purposes of this calculation includes 500,000 shares subject to currently exercisable warrants), have granted to an employee of Woodco Fund Management, Inc. ("Woodco"), a corporation which Mr. Attar controls, the power of attorney to act as its agent and attorney in fact without restriction. Accordingly, Mr. Attar may be deemed to be the beneficial owner of the 555,000 shares or 17.6% of the outstanding Common Stock (which for purposes of this calculation includes 500,000 shares subject to currently exercisable warrants) beneficially owned by such Funds. Mr. Attar expressly disclaims beneficial ownership of such shares of Common Stock. Mr. Attar has no power, sole or shared, to vote or dispose of the 158,600 shares and warrants to purchase 500,000 shares of Common Stock held by the remaining three Funds; however, it is expected that these Funds will vote in the consent solicitation, if such consent solicitation is commenced, in accordance with Mr. Attar's advice.

     Mr. Sal beneficially owns, directly, 90,000 shares or 3.4% of the outstanding Common Stock. In addition, Mr. Sal has personal (not family) relationships with certain individuals who beneficially own, directly, 40,000 shares or 1.5% of Common Stock. It is expected that these individuals will vote such shares in the consent solicitation, if such consent solicitation is commenced, in accordance with Mr. Sal's advice.

     Except as described in this subparagraph (a), neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Annex 1 attached hereto, beneficially owns any shares of Common Stock.

     (b) May Davis has sole power to vote or to direct the voting and to dispose or direct the disposition of the 11,600 shares of Common Stock which it owns. Mr. May may be deemed to have the shared power, to vote or to direct the voting and to dispose or to direct the disposition of the 11,600 shares of Common Stock owned by May Davis. Mr. May expressly disclaims beneficial ownership of such shares of Common Stock. Mr Attar may be deemed to have the shared power to vote or to direct the voting and to dispose or to direct the disposition of the 555,000 shares of Common Stock beneficially owned by certain Funds which have granted a power of attorney to a Woodco employee as described above. Mr. Attar expressly disclaims beneficial ownership of such shares of Common Stock. Mr. Attar has no power, sole or shared, to vote or to direct the voting and to dispose or to direct the disposition of the 658,000 shares of Common Stock beneficially owned by the remaining Funds. Mr. Sal has sole power to vote or to direct the voting and to dispose or to direct the disposition of the 90,000 shares of Common Stock which he owns. Mr. Sal has no power, sole or shared, to vote or to direct the voting and to dispose or to direct the disposition of the 40,000 shares of Common Stock owned by certain individuals with whom he has a personal relationship.

     (c) Transactions in the Common Stock by any of the Reporting Persons, and to the best knowledge of the Reporting Persons, any of the persons referred to in Annex 1 attached hereto, effected during the past 60 days are described in Annex 2 hereto and are incorporated herein by reference. All such transactions were effected in the open market. Except as described in this paragraph (c), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Annex 1 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

     (d) Each of the Reporting Persons has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, if any, directly owned by each of them.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     May Davis acted as Placement Agent with respect to the Company's private placement completed in March 1996 of an aggregate of $250,000 principal amount 12% promissory notes, 200,000 shares of Common Stock and 1,000,000 warrants to purchase Common Stock. May Davis acted as Placement Agent with respect to the Company's private placement completed in May 1996 in which it issued 200,000 shares of Common Stock. May Davis acted as Underwriter with respect to the Company's initial public offering completed in August 1996 of 950,000 shares of Common Stock. In connection with the Company's initial public offering, the Company issued to May Davis warrants (the "Underwriter's Warrants"), at a price of $10.00 per warrant, which entitle the holder to purchase up to 90,000 shares of Common Stock and/or 60,000 warrants to purchase common stock (the "Warrants"). The Underwriter's Warrant is exercisable at a price of $6.60 per share of Common Stock and $.12 per Warrant, for a period of four years commencing on 1997.

     In connection with the Company's initial public offering, the Company agreed that for a period of three years, May Davis would have the right to designate a person to be a non-voting advisor to the Company's Board of Directors. May Davis has designated Mr. Willard Holt (who is Mr. May's brother-in-law) to such position. As of the date hereof, May Davis has been informed by the Company that Mr. Holt has been approved by the Board of Directors as a non-voting advisor; however Mr. Holt was not admitted to a recent Board meeting and has not attended any Board meetings.

     In connection with the Company's initial public offering, the Company entered into a Financial Advisory and Investment Banking Agreement, (the "Financial Advisory Agreement") with May Davis, pursuant to which May Davis was engaged by the Company for a term of three years, to render consulting advice and to the Company as an investment banker relating to financial and similar matters, including to seek out acquisitions and transactions outside of the ordinary course, upon the terms and conditions set forth therein.

     In connection with the Company's initial public offering, Mr. Sal entered into an agreement with May Davis, pursuant to which Mr. Sal agreed that for a period of twenty-four months, he would not sell any shares of Common Stock to the public without the prior written consent of May Davis (the "Lock-up Agreement").

     On February 28, 1997, May Davis delivered a request for a stockholders list in accordance with Section 220 of the Delaware General Corporation Law for the purpose of commencing a consent solicitation to remove the current Board of Directors of the Company and to replace such directors with nominees selected by May Davis.

     The foregoing summaries of each of the Underwriter's Warrant, the Financial Advisory Agreement and the Lock-up Agreement is qualified in its entirety by reference to the text of each such agreement or form thereof, which is attached hereto as Exhibits 3, 4 and 5 respectively, and is incorporated herein by reference.

     Except as described herein, neither any of the Reporting Persons nor any other person referred to in Annex 1 attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED.

     (a)  Joint Filing Agreement.

     (b) Underwriter's Warrant, issued by NetLive Communications, Inc. to May Davis Group, Inc.

     (c) Financial Advisory and Investment Banking Agreement, between NetLive Communications, Inc. and May Davis Group, Inc.

     (d)  Form of Letter Agreement, between May Davis Group, Inc. and Dennis Sal

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 1997                      MAY DAVIS GROUP, INC.

                                   By:  /s/ Owen May
                                        ------------------------------------
                                        Owen May
                                        Chairman and Chief Executive Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 1997                           /s/ Owen May
                                        ------------------------------------
                                        Owen May

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 1997                           /s/ Dibo Attar
                                        ------------------------------------
                                        Dibo Attar

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 1997                           /s/ Dennis Sal
                                        ------------------------------------
                                        Dennis Sal

                                                                         ANNEX I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The names, present principal occupations and business addresses of the directors and executive officers of each of May Davis Group, Inc. are set forth below. If no address is given, the director's or executive officer's business address is that of May Davis Group, Inc. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to May Davis Group, Inc. Each of the named individuals is a citizen of the United States of America.


--------------------------------------------------------------------------------
NAME                          POSITION
--------------------------------------------------------------------------------
Owen May                      Director, Chairman and Chief Executive Officer
--------------------------------------------------------------------------------
Kevin Davis                   Director and President
--------------------------------------------------------------------------------

                                                                         ANNEX 2

                     Schedule of Transactions in the Shares

-------------------------------------------------------------------------------------------------------------
Name                     Date       No. of Shares Purchased      No. of Shares Sold       Price Per Share (1)
----                     ----       -----------------------      ------------------       -------------------
-------------------------------------------------------------------------------------------------------------
May Davis
Group, Inc. (2)
-------------------------------------------------------------------------------------------------------------
Dibo Attar (3)           2/26/97             58,600                                              $4.27 (4)
-------------------------------------------------------------------------------------------------------------

--------------------------------
(1)  Excludes brokerage commissions.

(2)  Excludes transactions in the ordinary course of market making activities.

(3) Purchase in a private transaction made directly by a Fund (as defined in Item 5 of this Schedule 13D) which has granted a power of attorney to an employee of a corporation which Mr. Attar controls. See Item 5.

(4)  No brokerage commissions.

                                  EXHIBIT INDEX


Exhibit No.              Document
-----------              --------

   1                     Joint Filing Agreement

   2                     Underwriter's Warrant, issued by NetLive
                         Communications, Inc. to May Davis Group, Inc.

   3 Financial Advisory and Investment Banking Agreement, between NetLive Communications, Inc. and May Davis Group, Inc.

   4                     Form of Letter Agreement, between May Davis Group, Inc.
                         and Dennis Sal